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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                              STEEL DYNAMICS, INC.
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                                (NAME OF ISSUER)



COMMON STOCK, PAR VALUE $.01 PER SHARE                       858119100
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   (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)





                        (Continued on following page(s))
                              (Page 1 of 10 Pages)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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HOFS03...:\60\47660\1268\1615\SCH2038T.19D

-----------------------------------         ------------------------------------
CUSIP No.  858119100                  13G                  Page 2 of 10
-----------------------------------         ------------------------------------

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  1          NAME OF REPORTING PERSON:     GENERAL ELECTRIC CAPITAL CORPORATION

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    13-1500700
             PERSON:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              NEW YORK
             ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           5    SOLE VOTING POWER:               4,310,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:             - 0 -
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:          4,310,000
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:        - 0 -

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY        4,310,000
             REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES:                                             [_]

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):       8.8

--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            CO

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
------------------------------------         -----------------------------------
CUSIP No. 858119100                    13G               Page 3 of 10
------------------------------------         -----------------------------------

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  1          NAME OF REPORTING PERSON:   GENERAL ELECTRIC CAPITAL SERVICES, INC.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    06-1109503
             PERSON:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [_]
                                                                     (B) [X]
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  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:          DISCLAIMED (SEE 9 BELOW)
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:        - 0 -
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:     DISCLAIMED (SEE 9 BELOW)
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:   - 0 -

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY    BENEFICIAL OWNERSHIP OF
             REPORTING PERSON:                         ALL SHARES IS DISCLAIMED
                                                       BY GENERAL ELECTRIC
                                                       CAPITAL SERVICES, INC.
--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES:                                               [_]

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   NOT APPLICABLE
                                                                   (SEE 9 ABOVE)
--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            CO

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
-----------------------------------         ------------------------------------
CUSIP No.  858119100                  13G                  Page 4 of 10
-----------------------------------         ------------------------------------

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  1          NAME OF REPORTING PERSON:            GENERAL ELECTRIC COMPANY

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    14-0689340
             PERSON:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (A) [_]
                                                                    (B) [X]
--------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              NEW YORK
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:           DISCLAIMED (SEE 9 BELOW)
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:         - 0 -
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:      DISCLAIMED (SEE 9 BELOW)
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:    - 0 -

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY     BENEFICIAL OWNERSHIP OF
             REPORTING PERSON:                          ALL SHARES IS DISCLAIMED
                                                        BY GENERAL ELECTRIC
                                                        COMPANY

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES:                                             [_]

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     NOT
                                                                    APPLICABLE
                                                                    (SEE 9
                                                                    ABOVE)
--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            CO

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
      This Amendment No. 1 amends and restates in its entirety the Schedule 13G (the "Original Schedule 13G") filed with the Securities and Exchange Commission on February 14, 1997 by General Electric Capital Corporation ("GECC"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE") with respect to the Common Stock, par value $.01 per share, of Steel Dynamics, Inc., an Indiana corporation (the "Issuer").

Item 1(a):  Name of Issuer:
            Steel Dynamics, Inc.

Item 1(b):  Address of Issuer's Principal Executive Offices:
            4500 County Road 59
            Butler, Indiana 46721

Item 2(a):  Name of Person Filing:
            General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company. GECS is a wholly-owned subsidiary of GE; GECC is a wholly-owned subsidiary of GECS.

Item 2(b):  Address of Principal Business Office:
            GECC:       120 Long Ridge Road
                        Stamford, CT 06927

            GECS:       260 Long Ridge Road
                        Stamford, CT 06927

            GE:         3135 Easton Turnpike
                        Fairfield, CT 06431

Item 2(c):  Citizenship:
            GECC:       Incorporated in New York
            GECS:       Incorporated in Delaware
            GE:         Incorporated in New York

Item 2(d):  Title of Class of Securities:
            Common Stock, par value $.01 per share

Item 2(e):  CUSIP Number:
            858119100

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
            Not Applicable

Item 4:     Ownership:
            (a) GECC beneficially owns 4,310,000 shares of the Common Stock. Except as disclosed in this Item 4(a), none of GECC, GECS and GE beneficially owns any securities of the Issuer or has a right to acquire any securities of the Issuer.

            (b) GECC beneficially owns 8.8% of the Common Stock. Beneficial ownership of all shares of the Common Stock is disclaimed by each of GECS and GE.

            (c)    (i)  GECC has the sole power to vote or to direct the
                        voting of 4,310,000 shares of the Common Stock. Except as disclosed in this Item 4(c)(i), none of GECC, GECS and GE has the sole power to vote or to direct the voting of any shares of the Common Stock.

                  (ii) None of GECC, GECS and GE has shared power to vote or to direct the voting of any shares of the Common Stock.

                 (iii) GECC has the sole power to dispose or to direct the disposition of 4,310,000 shares of the Common Stock. Except as disclosed in this Item 4(c)(iii), none of GECC, GECS and GE has the sole power to dispose or direct the disposition of any shares of the Common Stock.

                  (iv) None of GECC, GECS and GE has shared power to dispose or to direct the disposition of any shares of the Common Stock.

Item 5:     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6:     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
            Not applicable

Item 8:     Identification and Classification of Members of the Group:
            Not applicable

Item 9:     Notice of Dissolution of Group:
            Not applicable

Item 10:    Certification:
            Not applicable

                                    SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          GENERAL ELECTRIC CAPITAL CORPORATION

                                          By:  /s/ William D. Strittmatter
                                               --------------------------------
                                               William D. Strittmatter
                                               Vice President and Senior Credit
                                               Officer

                                          Dated:  February 11, 1998

                                    SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                        By:  /s/ Nancy E. Barton
                                             ----------------------------------
                                             Nancy E. Barton
                                             Senior Vice President and General
                                             Counsel

                                        Dated:  February 10, 1998

                                    SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                GENERAL ELECTRIC COMPANY

                                                By:  /s/ Nancy E. Barton
                                                     --------------------------
                                                     Nancy E. Barton
                                                     Attorney-in-Fact

                                                Dated:  February 10, 1998

                                  EXHIBIT INDEX



Exhibit No. Exhibit
----------- -------

     1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Original Schedule 13G)

     2 Power of Attorney of General Electric Company (incorporated by reference to Exhibit 2 to the Original Schedule 13G)